Robert W. Walter, Esq. Phone (303) 667-7193 Rww200@comcast.net

December 15, 2005

VIA EDGAR

Duc Dang, Esq.

Mail Stop 3561

Office of Emerging Growth Companies

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Boulder Specialty Brands, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-126364

Filed July 1, 2005

Dear Mr. Dang:

        On behalf of Boulder Specialty Brands, Inc., a Delaware corporation (“the Company”), we confirm that the definitive prospectus to be filed with the Commission pursuant to Rule 424(b) will address the following two additional points:

        1. Additional disclosure will be added on page 10 under “Conversion rights for stockholders voting to reject our initial business combination” and on page 56 under “Conversion rights” to clearly state that because converting stockholders will receive their proportionate share of deferred underwriting compensation and the underwriters will be paid the full amount of the deferred underwriting compensation at the time of closing of the initial business combination, the Company’s non-converting stockholders will bear the financial effect of such payments to both the converting stockholders and the underwriters, the net effect of which could reduce the amount distributed to the Company from the trust account by up to approximately $800,000 (assuming conversion of the maximum of 19.9% of the eligible shares).

        2. The Company confirms, and the definitive prospectus will state on pages 11, 86 and 92, that if the price of the Company’s common stock never reaches the $11.50 threshold for the required number of days, the second increment of escrowed common stock owned by the initial stockholders will remain in escrow until a qualifying release event takes place, as defined in the Escrow Agreement (a merger under which all stockholders receive cash, securities or other property) or the Company ceases operations.

Duc Dang, Esq.

U.S. Securities and Exchange Commission

December 15, 2005

Very Truly Yours,

/s/ Robert W. Walter

Robert W. Walter

cc: Boulder Specialty Brands, Inc.

RWW

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111